Exhibit (21)

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Company:
Names of Subsidiary(1)	Place of Incorporation
Flagg Bros. of Puerto Rico, Inc.	Delaware
Genesco Brands, LLC	Delaware
GVI, Inc.	Delaware
Hat World Corporation	Delaware
GCO Canada Inc.	Canada Minnesota
Hat World, Inc.	Minnesota
Hat World Services Co., Inc.	Delaware
Keuka Footwear, Inc.	Delaware
SIOPA Sports of America, LLC (50% owned)	Delaware
Genesco (UK) Limited	United Kingdom
Lids Retail Limited	United Kingdom
Schuh Group Limited	United Kingdom
Schuh (Holdings) Limited	United Kingdom
Schuh Limited	United Kingdom
Schuh (ROI) Limited	Republic of Ireland
Genesco GP, LLC	United Kingdom
Genesco Scot LP	United Kingdom
Genesco (Jersey) Limited	Jersey
(1)    Except as otherwise indicated, 100% of the equity of each listed subsidiary is owned either by the registrant or by a wholly-owned subsidiary of the registrant.